Exhibit 11
Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share was as follows for:

	Year Ended December 31,
	2011	2010	2009
Net income available to common stockholders	$34,509,000	$23,094,000	$16,992,000

Weighted average number of common shares outstanding	40,708,552	36,526,105	28,190,300
Effect of warrants	-	610,866	1,045,203
Effect of stock options	178,141	51,357	18,769
Weighted average diluted number of common shares outstanding	40,886,693	37,188,328	29,254,272

Basic earnings per share	$0.85	$0.63	$0.60
Diluted earnings per share	$0.84	$0.62	$0.58